FTAC Olympus Acquisition Corp.

2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

August 24, 2020

VIA EDGAR

David Link

Office of Real Estate & Construction

100 F Street, N. E.

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FTAC Olympus Acquisition Corp. Registration Statement on Form S-1 Filed August 7, 2020, as amended File No. 333-241831

Dear Mr. Link:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FTAC Olympus Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EDT on August 25, 2020, or as soon as practicable thereafter.

Very truly yours,

/s/ Ryan M. Gilbert
Ryan M. Gilbert President and Chief Executive Officer

cc:        Ellenoff Grossman & Schole LLP